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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of July, 2001
                          ---------------------------

                             SMARTLOGIK GROUP PLC
     (formerly known as Bright Station plc and The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

                         ------------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [_]                            No [X]


         On July 6, 2001, the registrant distributed Exhibit 99.1 to its securityholders and on July 9, 2001 the registrant filed Exhibit 99.1 with the U.K. Companies House. Exhibit 99.1 is publicly available through the U.K. Companies House.

         On July 18, 2001, the registrant filed Exhibits 99.2 - 99.3 with the London Stock Exchange. On July 13, 2001, the registrant filed Exhibits 99.4 -
99.8 with the London Stock Exchange. On July 17, 2001, the registrant filed Exhibits 99.9 - 99.10 with the London Stock Exchange. On July 16, 2001, the registrant filed Exhibits 99.11 - 99.12 with the London Stock Exchange. On July 11, 2001, the registrant filed Exhibits 99.13 - 99.14 with the London Stock Exchange. Exhibits 99.2 - 99.14 are publicly available through the London Stock Exchange.

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         Information in this Form 6-K, including exhibits, contains "forward-
looking" statements about Smartlogik. By their nature, forward looking statements involve risks and uncertainties that could cause actual results to differ materially because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed in such forward looking statements including amongst other things, changes in demand for Smartlogik's products; fluctuations in quarterly results; dependence on key personnel; growth of the Internet; investment risk; financial risk management and the risk of litigation. These and other factors that could cause actual results to differ materially are discussed in Smartlogik's recent filings with the United States Securities and Exchange Commission, including but not limited to its Annual Report in Form 20-F and its Reports on Form 6-K.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 26, 2001

                                              SMARTLOGIK GROUP PLC

                                              By: /s/ Simon Canham
                                                  -----------------------
                                                  Simon Canham
                                                  Chief Financial Officer
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                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------

99.1                 Resolutions of Bright Station plc Passed on 6th July 2001

99.2 Schedule 5-Blocklisting Six Monthly Return (The 1994 Savings Related Share Option Scheme)

99.3 Schedule 5-Blocklisting Six Monthly Return (The 1994 Approved Executive Share Option Scheme)

99.4 Schedule 11-Notification of Interests of Directors and Connected Persons (David George Jeffries CBE)

99.5 Schedule 11-Notification of Interests of Directors and Connected Persons (Stephen Hill)

99.6 Schedule 11-Notification of Interests of Directors and Connected Persons (Simon Anthony Charles Canham)

99.7 Schedule 11-Notification of Interests of Directors and Connected Persons (Robert Kurt Lomnitz)

99.8 Schedule 11-Notification of Interests of Directors and Connected Persons (James Henry Bair)

99.9                 Schedule 10-Notification of Major Interests in Shares
                     (Victory Capital plc)

99.10 Schedule 10-Notification of Major Interests in Shares (The Shell Petroleum Company Limited)

99.11 Schedule 10-Notification of Major Interests in Shares (The Shell Petroleum Company Limited)

99.12 Schedule 10-Notification of Major Interests in Shares (Fidelity International Limited)

99.13 Schedule 10-Notification of Major Interests in Shares (Daniel Maurice Wagner)

99.14 Schedule 10-Notification of Major Interests in Shares (Electra Quoted Management Limited)